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TATES
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 25 2016
Washington DC
409

SEC FILE NUMBER
8-68464

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WealthForge, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6800 Paragon Place, Suite 237
(No. and Street)

Richmond (City) | Virginia (State) | 23230 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James L Raper, Jr 804-308-0431
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard (Address) | Richmond (City) | Virginia (State) | 23060 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James L Raper, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WealthForge, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer
Title

Alicia Katherine Rice
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALICIA KATHERINE RICE
COMMONWEALTH OF VIRGINIA
REG. NO. 7641731 EXP. 7-31-19
NOTARY PUBLIC

WEALTHFORGE, LLC

Financial Report

December 31, 2015

SEC ID 8 – 68464

Filed pursuant Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

WEALTHFORGE, LLC

Table of Contents Page

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member and Board of Directors
WealthForge, LLC
Richmond, Virginia

We have audited the accompanying statement of financial condition of WealthForge, LLC (the "Company"), as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of WealthForge, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 19, 2016
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

WealthForge, LLC
Statement of Financial Condition
As of December 31, 2015

Assets

Cash and cash equivalents	$	824,535
Accounts receivable, net		134,505
Other receivable		31,814
Other assets		24,336
Total assets	$	1,015,190

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	57,029
Commissions payable		229,209
Due to Parent		100,206
Deferred revenue		5,494
Total liabilities		391,938
Member's equity		623,252
Total liabilities and member's equity	$	1,015,190

See accompanying notes to financial statements

WEALTHFORGE, LLC

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

Nature of Business: WealthForge, LLC (the "Company") was formed under the laws of the state of Virginia as a single member limited liability company and a wholly-owned subsidiary of WealthForge Holdings, Inc. (the "Parent"). The Company is registered as a securities broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), the Securities and Exchange Commission ("SEC"), and the Securities Investor Protection Corporation ("SIPC"). Headquartered in Richmond, Virginia, it is duly registered and doing business as a broker-dealer in all 50 states, the District of Columbia, Puerto Rico, and the US Virgin Islands. The Company provides multiple product offerings and provides support, technology, and back-office services to a network of producing (non-staff) independent registered representatives, of which there were 15 at December 31, 2015. The Company aims to facilitate private transactions aided by technology.

The Company is governed by the Operating Agreement of WealthForge, LLC dated August 9, 2009, which states that the liability of the Company's member is limited to the maximum extent permissible under the Virginia Limited Liability Company Act.

Cash and Cash Equivalents: The Company considers cash and cash equivalents to include cash on deposit with financial institutions and money market investments with original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Allowance for Doubtful Accounts: The Company uses the reserve method of accounting for doubtful accounts for financial reporting purposes. Management has determined that a $2,000 allowance is necessary at December 31, 2015.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and accounts receivable. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

A substantial portion of the Company's revenues in a year may be received from a small number of transactions or concentrated within an industry. At December 31, 2015, one client accounted for 48% of accounts receivable.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Income Tax Uncertainties: The Company follows Financial Accounting Standards Board's ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2015. The Company is not currently under an income tax audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 19, 2016, the date the financial statements were issued, and has determined that no additional disclosures are necessary.

2. **Capital Raise:**

For the period from inception to December 31, 2015, the Company has incurred recurring operating losses and has accumulated losses since inception of approximately $585,000. The Company's ability to continue as a going concern is dependent upon its ability to take advantage of raising capital through securities offerings, debt financing and partnerships and use these sources of capital to fund operations. In 2015, the Parent raised $2.26 million through a convertible note offering and another $3.3 million in a Series A-2 capital raise through February 19, 2016.

3. **Related Party Transactions:**

Various administrative and overhead expenses are paid on the Company's behalf by the Parent, under a Management Services Agreement. During 2015, the Parent contributed $661,417 to the Company, included in this amount was $431,417 of capital contributions for expenses paid by the Parent on behalf of the Company. The Company has a payable to the Parent in the amount of $100,206 as of December 31, 2015.

The Company has paid registration fees on behalf of registered representatives of the Company. As of December 31, 2015, $15,634 is due from these registered representatives and is included in accounts receivable on the accompanying statement of financial condition.

4. **Lease Commitments:**

The Company currently occupies office space leased by the Parent, the expense for which is allocated as part of the management services fee discussed in Note 3. The future lease commitment at December 31, 2015 is $20,644 for 2016.

5. **Guarantees:**

As permitted or required under Virginia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is limited by the Code of Virginia. The Company's insurance policies serve to further limit its exposure.

6. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2015, the Company had net capital of $432,597, which was $182,597 in excess of required minimum net capital of $250,000. The Company's net capital ratio was .91 to 1.

The Company is exempt under Rule 15c3-3(k)(2)(i) from preparing the Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.